December 9, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
Mailstop 3561
100 F Street, N.E.
Washington, D.C. 20549

Attn:	John Reynolds
Assistant Director

	Re:	Guess?, Inc.
Form 10-K for fiscal year ended February 2, 2008
Filed April 1, 2008
File No. 001-11893

Dear Mr. Reynolds:

On behalf of Guess?, Inc. (the “Company”), this letter sets forth the Company’s response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated November 10, 2008, following up on the Company’s response letter dated October 2, 2008, concerning the Company’s above-referenced Form 10-K for fiscal year ended February 2, 2008 filed with the Commission on April 1, 2008 and the Company’s Proxy Statement filed with the Commission on May 15, 2008.

For the convenience of the Staff, the comment received from the Staff on November 10, 2008 is restated below in italics prior to the Company’s response to that comment.

Proxy Statement Filed May 15, 2008

Executive Compensation, page 25

1.                                      We note your response to comment two of our letter dated September 4, 2008, and we reissue the comment.  Please provide a more detailed analysis as to how disclosures of your EPS goals under the Annual Incentive Bonus Plan and Long-Term Equity Award Program would cause you substantial competitive harm.

Response:

While we respectfully submit that our prior response set forth in detail an analysis as to the substantial competitive harm posed by the annual disclosure of the specific performance targets established by the Compensation Committee, we will comply with the Staff’s comment in our next annual report on Form 10-K by disclosing the specific EPS performance targets for our named executive officers.  To the extent that named executive officer bonus decisions are based on the same performance measures in future years, we will include similar disclosures in future annual reports on Form 10-K.  Should the Compensation Committee revise the Company’s bonus plan and/or performance targets in future years, we will either disclose the specific targets or comply with Instruction 4 to Item 402(b) of Regulation S-K.

Please direct any questions or comments concerning this letter to me at (213) 765-3630 or (213) 765-0911 (facsimile).

Very truly yours,

/s/ Jason T. Miller
Jason T. Miller
Assistant General Counsel
Guess?, Inc.

cc:	Edwin S. Kim
Attorney-Adviser
U.S. Securities and Exchange Commission

Pamela Howell
Special Counsel
U.S. Securities and Exchange Commission

Jeffrey Walbridge
O’Melveny & Myers LLP